UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Cornerstone Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
21924P103
(CUSIP Number)
with a copy to:

Chiesi Farmaceutici SpA
Via Palermo 26/A
43122 Parma, Italy
Attention: Marco Vecchia
Facsimile: +39 0521 774468

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540-6241
Attention: Emilio Ragosa
Facsimile: (609) 919-6701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	21924P103

1	NAMES OF REPORTING PERSONS Chiesi Farmaceutici SpA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	7	SOLE VOTING POWER

NUMBER OF		13,772,425 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,772,425 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,772,425 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes (i) 11,902,741 newly issued shares of common stock, par value $0.001 per share (“Common Stock”) of Cornerstone Therapeutics Inc. (the “Company”) acquired by Chiesi Farmaceutici SpA (“Chiesi”); (ii) 1,600,000 shares of outstanding Common Stock acquired by Chiesi from two stockholders that are entities controlled by Craig A. Collard, the President and Chief Executive Officer of the Company, and Steven M. Lutz, the Executive Vice President, Manufacturing and Trade of the Company; and (iii) 269,684 shares of Common Stock that the Company was required to be issue under the Stock Purchase Agreement which was requested by Chiesi within 90 days of the closing of the Company Stock Sale. Chiesi was able to request the Company to issue additional shares so that Chiesi will beneficially own 51% of the Company’s outstanding Common Stock on a fully diluted basis as of the closing of the Company Stock Sale, after giving effect to the Company Stock Sale and Chiesi’s purchases of Common Stock from Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership. Chiesi disclaims beneficial ownership of the shares and options held by Mr. Collard, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals, Steven M. Lutz, the Lutz Family Limited Partnership, Dr. Dickson, Mr. Price, Mr. Franklin and Mr. Roberts, except to the extent of its pecuniary interest therein.
(2) Calculated based on 25,114,444 shares of Common Stock outstanding as of November 2, 2009 (as reported in the Company’s 10-Q filed November 4, 2009).

Item 1. Security and Issuer
This Amendment No. 2 amends and supplements the Schedule 13D originally dated May 6, 2009 (the “Initial Statement”), as amended on July 28, 2009 (the “Amendment No. 1”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Cornerstone Therapeutics Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The principal executive office of the Company is located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms not defined in this Schedule 13D have the meanings ascribed to them in the Initial Statement and Amendment No. 1.
This Amendment is being filed to amend and restate in their entirety Item 5.
Item 5. Interest in Securities of the Issuer
(a) — (b) As of the close of business on July 28, 2009, Chiesi beneficially owned 18,923,134 shares of Common Stock, representing 72.7% of the Company’s issued and outstanding shares of Common Stock. The 18,923,134 shares of Common Stock included (i) 11,902,741 newly issued shares of Common Stock acquired by Chiesi; (ii) 1,600,000 shares of outstanding Common Stock acquired by Chiesi from two stockholders that are entities controlled by Craig A. Collard, the President and Chief Executive Officer of the Company, and Steven M. Lutz, the Executive Vice President, Manufacturing and Trade of the Company; (iii) 4,183,619 shares of outstanding Common Stock and options to acquire 967,090 shares of Common Stock held by Mr. Collard, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Steven M. Lutz, the Lutz Family Limited Partnership, Dr. Dickson, Mr. Price, Mr. Franklin and Mr. Roberts, which Chiesi may be deemed to beneficially own as a result of the voting commitments of those persons described above pursuant to which each has granted Chiesi an irrevocable proxy and agreed to vote all shares beneficially owned by him or it in favor of a series of proposed amendments to the Company’s certificate of incorporation; and (iv) 269,684 shares of Common Stock that the Company believed it will be required to issue under the Stock Purchase Agreement if requested by Chiesi within 90 days of the closing of the Company Stock Sale. Chiesi was able to request that the Company issue additional shares so that Chiesi would beneficially own 51% of the Company’s outstanding Common Stock on a fully diluted basis as of the closing of the Company Stock Sale, after giving effect to the Company Stock Sale and Chiesi’s purchases of Common Stock from Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership. Chiesi disclaims beneficial ownership of the shares and options held by Mr. Collard, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals, Steven M. Lutz, the Lutz Family Limited Partnership, Dr. Dickson, Mr. Price, Mr. Franklin and Mr. Roberts, except to the extent of its pecuniary interest therein. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and are calculated based on 24,800,316 shares of Common Stock outstanding as of July 30, 2009 (as reported in the Company’s definitive proxy statement on Schedule 14A dated August 5, 2009).
On October 14, 2009, the Company delivered 269,684 shares of Common Stock to Chiesi, a corporation organized under the laws of Italy, that the Company was required to issue under the Stock Purchase Agreement which was requested by Chiesi within 90 days of the closing of the Company Stock Sale. Chiesi was able to request the Company to issue additional shares so that Chiesi will beneficially own 51% of the Company’s outstanding Common Stock on a fully diluted basis as of the closing of the Company Stock Sale, after giving effect to the Company Stock Sale and Chiesi’s purchases of Common Stock from Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership. The voting agreements are no longer in place and as of October 14, 2009 when the 269,684 shares of Common Stock were delivered to Chiesi, Chiesi beneficially owns 54.8% of the Common Stock.
All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and are calculated based on 25,114,444 shares of Common Stock outstanding as of November 2, 2009 (as reported in the Company’s 10-Q filed November 4, 2009).
To the knowledge of Chiesi, no shares of Common Stock are beneficially owned by any of the individuals or entities named in Schedule A to this Schedule 13D.
(c) Neither Chiesi, nor, to the knowledge of Chiesi, any of the individuals or entities named in Schedule A to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.
(d) — (e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 25, 2009

Chiesi Farmaceutici SpA
By:	/s/ Alberto Chiesi
	Name:	Alberto Chiesi
	Title:	President & CEO

SCHEDULE A
Chiesi Farmaceutici SpA
Directors

Name	Position	Principal Occupation	Business Address	Citizenship
Alberto Chiesi	President & CEO	President & CEO	Via Palermo 26/A 43100 Parma Italy	Italian

Paolo Chiesi	Vice-President & Director of R&D	Vice-President & Managing Director	Via Palermo 26/A 43100 Parma Italy	Italian

Alessandro Chiesi	Director	Affiliates Coordinator International Division	Via Palermo 26/A 43100 Parma Italy	Italian

Andrea Chiesi	Director	R&D Planning and Control Director	Via Palermo 26/A 43100 Parma Italy	Italian

Maria Paola Chiesi	Director	Corporate Marketing Director	Via Palermo 26/A 43100 Parma Italy	Italian

Anita Chiesi	Director	Pharmacist	Via Palermo 26/A 43100 Parma Italy	Italian

Gianandrea E. De Bernardis	Director	Managing Director, Team System Lince Group	Via Palermo 26/A 43100 Parma Italy	Italian

Carlo Sante Antonio Salvatori	Director	Managing Director, Unipol Gruppo Finanziario SpA (Listed in Italy)	Via Palermo 26/A 43100 Parma Italy	Italian

Executive Officers (1)

Name	Position	Business Address	Citizenship
Alberto Chiesi	President & CEO	Via Palermo 26/A 43100 Parma Italy	Italian

Paolo Chiesi	Vice-President and Director of R&D	Via Palermo 26/A 43100 Parma Italy	Italian

Marco Vecchia	Legal & Corporate Affairs Director	Via Palermo 26/A 43100 Parma Italy	Italian

Ugo Bettini	Human Resources Director	Via Palermo 26/A 43100 Parma Italy	Italian

Danilo Piroli	Finance & Control Director	Via Palermo 26/A 43100 Parma Italy	Italian

Anton Giorgio Failla	Corporate Development Director	Via Palermo 26/A 43100 Parma Italy	Italian

Maria Paola Chiesi	Corporate Marketing Director	Via Palermo 26/A 43100 Parma Italy	Italian

Paolo De Angeli	International Division Director	Via Palermo 26/A 43100 Parma Italy	Italian

Vanda De Cian	Corporate Drug Development Director	Via Palermo 26/A 43100 Parma Italy	Italian

Alessandro Chiesi	Affiliates Coordinator International Division	Via Palermo 26/A 43100 Parma Italy	Italian

Andrea Chiesi	R&D Planning and Control Director	Via Palermo 26/A 43100 Parma Italy	Italian

Giovanni La Grasta	Industrial Operations Director	Via Palermo 26/A 43100 Parma Italy	Italian

Cosimo Pulli	Italian Pharmaceutical Division Director	Via Palermo 26/A 43100 Parma Italy	Italian

1	The listing of these individuals for purposes of this Schedule 13D shall not be deemed an admission that such individuals are “officers” under Italian law.